SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of April, 2004

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The information in this report on Form 6-K is incorporated by reference into all
Registration Statements which the registrant has filed or which it will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

 1.  Press Release: Tikcro Technologies Reports 2004 First Quarter Results.
     Dated: April 15, 2004.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Tikcro Technologies Ltd.

                                             (Registrant)

                                             By: /s/ Adam M. Klein
                                                 -----------------
Date: April 15, 2004                         Adam M. Klein for Izhak Tamir,
                                             pursuant to authorization


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                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

 10.1 Press Release: Tikcro Technologies Reports 2004 First Quarter Results. Dated: April 15, 2004.



                                  EXHIBIT 10.1


                                                            PRESS RELEASE
For more information contact:
                                                     For Immediate Release

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com



             Tikcro Technologies Reports 2004 First Quarter Results

Tel Aviv, Israel, April 15, 2004-- Tikcro Technologies Ltd. (OTC BB: TKCRF) today reported results for the first quarter ended March 31, 2004.

In the first quarter, net loss was $ 69,000, or $ 0.00 per diluted share.

As of March 31, 2004, the Company had cash, short-term and long-term marketable securities of $9.2 million, with receivables owed by STMicroelectronics, totaling $767,000, of which $311,000 was paid in April 2004.

Izhak Tamir, Chairman and CEO of Tikcro, said, "The Company is continuing its evaluation of several potential targets with which to effect a business combination."

About Tikcro Technologies:
Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications.
Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ.
Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.
                               (Tables to follow)

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


                                          Tikcro Technologies Ltd.
                                                Balance Sheet
                                         (US dollars in thousands)




                                                                 March 31,           December 31,
                                                                   2004                 2003
         Assets
               Current assets

               Cash and short-term marketable securities     $      7,777    $            4,706
               STMicroelectronics                                     767                 2,235
               Other receivables                                       16                    28
                    Total current assets                            8,560                 6,969

               Long-term marketable securities                      1,500                 3,177

                    Total assets                             $     10,060    $           10,146
                                                                 ----------           ----------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                                $                44
               Other current liabilities                      $        164                  137
                                                                 ----------           ----------
                    Total current liabilities                          164                  181

               Shareholders' equity                                  9,896                9,965
                                                                 ----------          ----------

               Total liabilities and shareholders'
               equity                                         $     10,060  $            10,146
                                                                  ----------         -----------



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


                                   Tikcro Technologies Ltd.
                                   Statements of Operations
                       (US dollars in thousands, except per share data)


                                                               Three Months Ended March 31
                                                                   2004              2003
                                                                   ----              ----

Development and marketing services                                                   2,025

                                                               --------------   -----------------

Operating expenses:
Research and development services expenses, net                                      1,249



Selling, marketing, general and administrative
expenses                                                            102               577

Amortization of deferred stock compensation                                           104
                                                               --------------   -----------------

Total operating expenses                                            102              1,930
                                                               --------------   -----------------

Operating income (loss)                                            (102)               95

Financial income (expenses), net                                    33                (82)
                                                               --------------   -----------------

Net income (loss)                                                  (69)                13
                                                               ==============   =================

                                                               --------------   -----------------
Basic net earnings per share                                      $ 0.00             $ 0.00
                                                               ==============   =================


Basic weighted average shares                                     23,726             24,880

                                                               ==============   =================

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